UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*
OceanPal Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
Y6430L160
(CUSIP Number)
Attn: Mr. Ioannis Zafirakis Pendelis 26, 175 64 Palaio Faliro Athens, Greece + 30-210-9485-360
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 15, 2022
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y6430L160
1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Semiramis Paliou

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[x]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,979,033

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,979,033

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,979,033

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.27%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	Y6430L160
1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tuscany Shipping Corp.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[x]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER

1,569,216

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,569,216

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,569,216

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.35%

14.	TYPE OF REPORTING PERSON

CO

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”), of OceanPal Inc. (the “Issuer”). The principal executive office and mailing address of the Issuer is Pendelis 26, 175 64 Palaio Faliro, Athens, Greece.

All Share references contained in this Schedule 13D give effect to the Issuer's reverse stock split effected on December 22, 2022.

Item 2.	Identity and Background.

This amended Schedule 13D is being filed on behalf of Semiramis Paliou (“Paliou”), a citizen of Greece, and Tuscany Shipping Corp., a Marshall Islands corporation (“Tuscany”). Paliou and Tuscany are collectively referred to as the “Reporting Persons.”  Paliou is the owner of all of the issued and outstanding shares of Tuscany, and may be deemed to have beneficial ownership of the Shares beneficially owned by Tuscany.

The principal business address for the Reporting Persons is Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

The Reporting Persons have not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were not and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As partial consideration for the Issuer’s purchase of the m/v Baltimore from Diana Shipping Inc. (“Diana Shipping”), the Issuer issued 25,000 shares of its 7.0% Series D Cumulative Convertible Perpetual Preferred stock (the “Series D Preferred Stock”) to Diana Shipping. Diana Shipping exercised its right to convert shares of the Series D Preferred Stock into shares of the Issuer’s Shares in accordance with the Statement of Designations defining the rights, terms and preferences of the Series D Preferred Stock. Diana Shipping distributed on December 15, 2022, all of the common shares issued upon the conversion of certain shares of Series D Preferred Stock to its common shareholders of record as of November 28, 2022 (the “Record Date”), on a pro rata basis (the “Distribution”). In connection with the Distribution, Diana Shipping allowed its common shareholders of record as of the Record Date to elect to receive the number of shares of Series D Preferred Stock allocable to such shareholder instead of the Shares.

The Reporting Persons, as common shareholders of Diana Shipping as of the Record Date, elected to receive their Diana Shipping distribution in shares of Series D Preferred Stock. The Reporting Persons may be deemed to have beneficial ownership of Shares through their ownership of Series D Preferred Stock which may be converted into common shares at the Reporting Persons’ option, subject to certain ownership restrictions contained in the Series D Preferred Stock’s statement of designation, including that shares of the Series D Preferred Stock shall not be convertible into the Issuers’ common shares to the extent that such conversion would result in the Reporting Persons becoming the beneficial owner of more than 49% of the total issued and outstanding common Shares.

Item 4.	Purpose of Transaction.

Paliou is a director and the Chairperson of the Board of Directors and the Executive Committee of the Issuer and may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons acquired the Shares in connection with the distribution as described herein solely for investment purposes. The Reporting Persons, at any time and from time to time, may acquire additional Shares, including in connection with the provision of any services or other strategic transactions with the Issuer, or dispose of any or all of the Shares they then own depending upon an ongoing evaluation of their investment in the Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors. The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others. In addition, the Reporting Person is in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

Item 5.	Interest in Securities of the Issuer.

(a. & b.) As of December 15, 2022, the Issuer had 10,183,996 Shares outstanding.  Based on the foregoing, the Reporting Persons report beneficial ownership of the following Shares:

Tuscany is the record holder of 3,293 shares of Series D Preferred Stock, convertible into an aggregate of 1,569,216 Shares, representing 13.35% of the Issuer’s issued and outstanding Shares, which Paliou indirectly may be deemed to beneficially own, as the result of her ability to control the vote and disposition of the Shares through her control of Tuscany. 4 Sweet Dreams S.A. (“4 Sweet Dreams”) is the holder of 860 shares of Series D Preferred Stock, convertible into an aggregate of 409,817 Shares, representing 3.87% of the Issuer’s issued and outstanding Shares, which Paliou indirectly may be deemed to beneficially own, as the result of her ability to control the vote and disposition of the Shares through her control of 4 Sweet Dreams. Therefore, Paliou may be deemed to, indirectly, beneficially own 1,979,033 Shares, representing 16.27% of the Issuer’s issued and outstanding Shares.

Tuscany has the sole power to vote or direct the vote of 0 shares and has the shared power to vote or direct the vote of 1,569,216 Shares. 4 Sweet Dreams has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 409,817 Shares. Paliou has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 1,979,033 Shares.

(c.) Except as described in Item 3, above, no transactions in the Shares were effected by the persons enumerated in Item 2 during the past 60 days.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable

Item 7.	Material to be Filed as Exhibits.

	Exhibit A	Joint Filing Agreement dated February 3, 2023 among the Reporting Persons

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 3, 2023
(Date)

Tuscany Shipping Corp. By /s/ Semiramis Paliou
Semiramis Paliou Authorized Representative

/s/ Semiramis Paliou
Semiramis Paliou*

* The Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.
Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C.

Exhibit A
JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, dated February 3, 2023, and any further amendment thereto, relating to the Common Stock, par value $0.01, of OceanPal Inc. shall be filed on behalf of the undersigned.

February 3, 2023
(Date)

Tuscany Shipping Corp. By /s/ Semiramis Paliou
Semiramis Paliou Authorized Representative

/s/ Semiramis Paliou
Semiramis Paliou